UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No._2)*

Veramark Technologies, Inc.

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(Name of Issuer)

Common Stock, $0.10 par value

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(Title of Class of Securities)

9233511008

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(CUSIP Number)

February 9, 2012

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |x|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9233511008                 13G                    Page 2 of 5 Pages

________________________________________________________________________________

1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Kamin

_______________________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]

                                                                 (b)  [_]

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3.    SEC USE ONLY

________________________________________________________________________________

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________

  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           861,514

               _________________________________________________________________

BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0

               _________________________________________________________________

    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         861,514

               _________________________________________________________________

   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0

________________________________________________________________________________

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      861,514

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.2%

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12.   TYPE OF REPORTING PERSON*

      IN

________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 9233511008                 13G                    Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

Veramark Technologies, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

1565 Jefferson Road, Suite 120

Rochester, NY  14623

           ____________________________________________________________________

Item 2(a).  Name of Person Filing:

Peter H. Kamin

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

One Avery Street, 17B, Boston, MA  02111

            ____________________________________________________________________

Item 2(c).  Citizenship:

Mr. Kamin is a US citizen

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

Common Stock, $0.10 par value (the “Common Stock”)

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

9233511008

            ____________________________________________________________________

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

The person is not listed in Items 3 (a) through 3 (j)

CUSIP No. 9233511008                 13G                    Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Kamin is the owner of 861,514 shares of Common Stock.

Mr. Kamin beneficially owns 861,514 shares of Common Stock, which represents approximately 8.2% of the shares of Common Stock issued and outstanding.  This percentage is determined by dividing the number of shares beneficially held by Mr. Kamin by 10,479,933, the number of shares of Common Stock issued and outstanding as of September 30, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 30, 2011.

          _____________________________________________________________________

(b)	Percent of class:

Mr. Kamin may direct the vote and disposition of 861,514 shares of Common Stock.

          ______________________________________________________________________

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Inapplicable

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

          _____________________________________________________________________

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Inapplicable

          _____________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

Inapplicable

          _____________________________________________________________________

Item 9.  Notice of Dissolution of Group.

Inapplicable

          _____________________________________________________________________

CUSIP No. 9233511008                 13G                    Page 5 of 5 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012
(Date)

/s/ Peter H. Kamin
(Signature)